UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of July 2002

POLYMET MINING CORP.

(Name of Registrant)

13949 West Colfax Avenue, Building 1, Suite 205. Golden Colorado 80401
(Address of principal executive offices)

1. Press Release dated July 22, 2002, Results of Annual general Meeting. Announcement of office move with new address and contact information.

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: July 23, 2002

By "Donald W. Gentry"
Donald W. Gentry, President

PolyMet Mining Corporation
13949 West Colfax Avenue
Building One, Suite 205
Golden, Colorado 80401

Telephone: 303-233-4830 **Toll Free: (877) 233-4831**
email: dwgentry@worldnet.att.net **Fax: (303) 233-4832**

NEWS RELEASE (02-3) SEC FILE #0-18701

Contacts: Donald W. Gentry, President, CEO & Chairman
(877) 233-4831

Warren F. Hudelson, Public Affairs Representative
(218) 245-3634

~~For Immediate~~ Release

PolyMet Announces Results of Annual General Meeting

GOLDEN, COLORADO—July 22, 2002—POLYMET MINING CORP. (TSX:POM, OTCBB:POMGF) is pleased to announce the results of its Annual General Meeting held on July 11, 2002 at its corporate offices in Golden, Colorado. Elected to serve on the Board of Directors for the coming year were: Ms. Paula Kember, Ms. Cynthia Thomas, Mr. Alan Bell, Mr. Stephen Quin, and Dr. Donald Gentry.

The shareholders voted not to accept the offer of a private placement in the amount of US$20,000. Acceptance of this private placement in the Company would have resulted in the ownership of approximately 21% of PolyMet on a fully-diluted basis by one shareholder.

The Board of Directors of PolyMet elected the following officers to serve the Company for the coming year in the designated capacities: Donald W. Gentry as President and CEO, and Stuart "Tookie" Angus as Secretary. Mr. Angus also represents the Company as its legal counsel.

The Company offices of PolyMet will be moving effective August 1,2002. The new address and pertinent contact information follows:

POLYMET MINING CORPORATION
PO BOX 16910
GOLDEN, CO 80402 USA

Telephone: 877-233-4831
303-697-4860
Fax: 303-697-4860
dwgentry@worldnet.att.net

PolyMet Mining Corp. is a Golden, Colorado-based exploration and development company. Its primary assets are the NorthMet polymetallic deposit located in northeastern Minnesota and the Marathon PGM deposit located near Marathon, Ontario.

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